Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

July 30, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Paul Fischer, Staff Attorney Terry French, Accounting Branch Chief Claire Delabar, Staff Accountant

Re:	Sonos, Inc. Registration Statement on Form S-1 (File No. 333-226076) originally filed July 6, 2018, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38603) filed July 23, 2018

Ladies and Gentlemen:

As representatives of the several underwriters for the proposed public offering of common stock of Sonos, Inc. (the “Company”), we hereby join in the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness as of 4:00 p.m., Eastern Time, on August 1, 2018, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 23, 2018, through the date hereof:

Preliminary Prospectus dated July 23, 2018:

5,778 copies to 5,332 prospective underwriters, institutional investors, dealers and others

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Lauren Cummings
Name:	Lauren Cummings
Title:	Executive Director

Goldman Sachs & Co. LLC

By:	/s/ David Ludwig
Name:	David Ludwig
Title:	Managing Director

[Signature Page to Acceleration Request]